Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

October 8, 2021

VIA EDGAR

Stacie Gorman, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicago Atlantic Real Estate Finance, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted September 16, 2021

(CIK No. 0001867949)

Dear Ms. Gorman:

On behalf of Chicago Atlantic Real Estate Finance, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on October 5, 2021, regarding the Company’s second draft registration statement on Form S-11 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as confidentially submitted to the SEC on September 16, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below responses are set forth in the Company’s third draft registration statement on Form S-11 (the “Revised Registration Statement”), submitted on October 8, 2021.

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Stacie Gorman, Esq. October 8, 2021 Page 2

General

1.	We note your response to comment 1. At this time, it does not appear that you have sufficiently identified 75% of the intended use of proceeds. In this respect, we note that a significant portion of the assets identified relate to non-binding term sheets. We continue to believe that Guide 5 appears to apply to this offering. Please revise to provide the disclosures required by Guide 5, such as prior performance information, including any adverse business developments experienced by your sponsor or its affiliates. To the extent that you do not believe that your sponsor or its affiliates have sponsored prior programs, please tell us and clarify whether your manager and/or its affiliates have sponsored any investment funds or other vehicles that primarily have invested in real estate or real estate-related investments.

1.	Response: The Company acknowledges the Staff’s comment but respectfully disagrees that Industry Guide 5 should be applied to the offering. As previously noted and as disclosed in “Use of Proceeds,” approximately $27.5 million of the net proceeds from the offering will be used to fund unfunded commitments to existing borrowers. In addition, as disclosed in the “Use of Proceeds” table as “Sole Discretion Advance Loans,” approximately $9.5 million of net proceeds will be used to finance additional loans to existing borrowers (the “Other Commitments”). While these advances are not unfunded commitments, the loans will be made to existing borrowers and have been fully underwritten by Chicago Atlantic REIT Manager, LLC (the “Manager”). Finally, as disclosed in “Use of Proceeds,” an additional $90 million is represented by executed term sheets with prospective borrowers whose operations are consistent with the Company’s investment strategy.

The Company respectfully submits that even though it is recently-formed, as of September 10, 2021, it has a substantial loan portfolio consisting of 13 loans with an aggregate balance of approximately $106 million. The Company’s portfolio consists of the same type of loans that the Company intends to fund with the offering proceeds, and significant details regarding its current portfolio are described in the Amended Registration Statement.

In the “Use of Proceeds” section, the Company specifies the key terms of the various unfunded commitments, the Other Commitments and the fully executed, non-binding term sheets related to current financing arrangements the Company intends to fund utilizing proceeds from this offering. The Company provides significant details regarding each such commitment and term sheet, including (i) the expected approximate aggregate principal amount of the loan, (ii) the weighted average OID range, (iii) the weighted average cash interest rate range, (iv) the weighted average paid-in-kind interest range, (v) whether each loan is floating rate or fixed rate, (vi) whether each loan includes amortization during the term of the loan, (vii) whether each loan has a prepayment penalty, (viii) the weighted average unused loan fee range and (ix) the real estate collateral coverage for each loan. The Company believes this level of detail regarding the loans that it intends to fund with at least 75% of its offering proceeds is consistent with the accepted approach taken by other mortgage REITs, including AFC Gamma, Inc. and Great Ajax Corp., each of which provided information regarding characteristics of the loans that it intended to acquire with at least 75% of its offering proceeds and for which it did not have binding definitive agreements, and each of which had a limited operating history prior to the effectiveness of its registration statement related to its initial public offering.

Stacie Gorman, Esq. October 8, 2021 Page 3

The Manager, on behalf of the Company, reviews and passes on a significant number of lending opportunities prior to the full execution of a term sheet, such as the ones described in “Use of Proceeds.” These term sheets were executed by both parties after approximately two to three months of negotiations between the Company and the prospective borrower, on average. The execution of the term sheets subjects both parties to the implied covenant of good faith to consummate the loans. Additionally, as binding terms of these term sheets, the prospective borrowers have each entered into periods of exclusivity with respect to such proposed loans and the term sheets all provide for breakup fees if the transaction is not consummated. In addition, prospective borrowers typically pay expense deposits to cover the direct costs of the Company’s due diligence and underwriting process. While the closing of these loans is subject to the satisfactory completion of its underwriting and due diligence processes, definitive documentation and final approval by the investment committee, the Company expects to consummate a significant portion of these loans, given its historical rate of converting over 90%1 of its fully-executed non-binding term sheets into loans. The Company considers this rate in its capital allocation planning process to ensure adequate capability to fund its anticipated loan portfolio. The Company does not execute final documentation unless it is able to confirm it has the ability to fund its loans. Further, the Company’s reputation with future clients would be damaged if it did not operate in good faith to consummate these term sheets. Based on an assessment of all of the above facts and circumstances, the Company believes that a potential investor would be able to identify the specific assets in which the Company intends to invest at least 75% of the net offering proceeds, even if only 70% of the expected aggregate principal amount of the term sheets was funded. As a result, the Company believes the disclosure regarding its current significant loan portfolio, unfunded commitments and fully-executed non-binding term sheets mitigates any risks associated with an investment in a “blind pool.”

2.	We note your response to comment 3. In your response, you state: “The Commission and its Staff, in interpretive guidance and no-action letters, have indicated that whole mortgage loans that are fully secured by real property, certain participations in whole mortgage loans, and certain other types of real-estate related loans in which the Company may invest are qualifying assets, along with fee interests in real property. To ensure that the Company will be eligible for the Section 3(c)(5)(C) exemption, the Company intends to conduct its operations so that it will primarily own investments of the types listed above consistent with the limits the Staff has established in no-action letters and other interpretive guidance.” Please supplement your response (and ensure that the disclosure in your prospectus is consistent with your supplemental analysis) by:

●	Identifying and describing, with specificity, each type of asset that the company intends to hold, including its classification as “qualifying interest” or other “real-estate type interest” and the specific basis for the company’s treatment of each such type of asset (such as applicable no-action letters or other guidance of the Commission or its staff). In addition, to the extent that such assets consist of real estate loans, please specify the extent to which such loans are secured by real estate.

[1]	The Company will provide the Staff with supplemental support for this figure.

Stacie Gorman, Esq. October 8, 2021 Page 4

●	Discussing the anticipated allocation of such “qualifying interests” and “real-estate type interests” as a percentage of the company’s assets.

Additionally, please review any reference to 3(c)(5)(C) to ensure that it is properly characterized as an exclusion from the definition of investment company under the Investment Company Act and any reference to interpretive positions under 3(c)(5)(C) to ensure that such references are properly characterized as originating from the Commission or the Commission staff, as applicable.

Response: As an initial matter, the Company advises the Staff that the excerpt from the prior response letter included above was intended to provide a summary of the Staff’s positions with respect to real estate-related securities and the 3(c)(5)(C) exclusion under the Investment Company Act of 1940, as amended (the “1940 Act”) and was not a recitation of the Company’s investment strategy. As disclosed throughout the Prospectus and consistent with the Company’s portfolio as of September 10, 2021, the Company’s principal investment strategy is to originate first mortgage loans fully secured by real estate to state-licensed operators in the cannabis industry. All but one of the Company’s loans as of September 10, 2021 are senior secured first mortgage loans, which represent approximately 88% of the principal balance of the Company’s investment portfolio as of such date.

As disclosed on page 1 of the Prospectus and in other locations through the Prospectus, the Company may, in the future, also invest in mezzanine loans, preferred equity or other forms of joint venture equity to the extent consistent with the Company’s exemption from registration under the 1940 Act and maintenance of its qualification as a real estate investment trust (“REIT”).

The Commission’s position on Section 3(c)(5)(C) generally requires that a company maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying real estate assets”) and at least 80% of its assets in qualifying real estate assets or real estate-related assets. No more than 20% of the value of its assets may be assets (“miscellaneous assets”) other than qualifying real estate assets and real estate-related assets. The Company has not made any investments beyond loans that are consistent with its current portfolio (i.e., first and second mortgage loans fully secured by real estate). Therefore, it is not practicable to provide estimates of the portion of its assets that will be comprised of “qualifying interests” and “real-estate type interests” at some point in the future.

Stacie Gorman, Esq. October 8, 2021 Page 5

Below is an analysis of how potential investments in these categories will be treated for purposes of the exclusions provided by Sections 3(c)(5)(C), in each case consistent with relevant Commission guidance:

●	First and Second Mortgage Loans. A first mortgage loan will be treated as a qualifying real estate asset, as long as the loan is “fully secured” by real estate at the time the loan is originated[2]. Likewise, mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will be treated as qualifying real estate assets if the real property fully secures the second mortgage. The Company will treat loans with loan-to-value ratios in excess of 100% to be real estate-related assets if the real estate securing the loan has an appraised value of 55% of the fair market value of the loan on the date of acquisition.

●	Mezzanine Loans. Real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or mezzanine loans, will be treated as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the following criteria set forth in a Commission no-action letter:

¡	the loan is made specifically and exclusively for the financing of real estate;

¡	the loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

¡	the lender exercises ongoing control rights over the management of the underlying property to the same extent as is customary by holders of a second mortgage;

¡	the lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

¡	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

¡	the lender has the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property.

●	Participations. A participation interest in a loan will be treated as a qualifying real estate asset only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note[3]. An A-Note will be treated as a qualifying real estate asset if the A-Note is fully secured and the subsidiary is the controlling investor with the ability to foreclose on the mortgage. A B-Note will be treated as a qualifying real estate asset if it meets the following criteria, as set forth in a Commission no-action letter:

(i)	the B-Note is a participation interest in a mortgage loan that is fully secured by real property;

[2]	See, e.g. Medidentic Mortgage Investors, SEC Staff No-Action Letter (Apr. 23, 1984); First National Bank of Fremont, SEC Staff No-Action Letter (Nov. 18, 1985); Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC Staff No-Action Letter (Nov. 4, 1981); and Prudential Mortgage Bankers & Investment Corp., SEC Staff No-Action Letter (Nov. 4, 1977).

[3]	See, e.g., Investment Company Act Release No. 29778 (Aug. 31, 2011); Capital Trust, Inc., SEC Staff No-Action Letter (Feb. 3, 2009).

Stacie Gorman, Esq. October 8, 2021 Page 6

(ii)	the Company as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and the Company’s returns on the B-Note are based on such payments;

(iii)	the Company invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

(iv)	the Company as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

(v)	in the event that the mortgage loan becomes non-performing, the Company as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (i) appoint the special servicer to manage the resolution of the loan; (ii) advise, direct or approve the actions of the special servicer; (iii) terminate the special servicer at any time without cause; (iv) cure the default so that the mortgage loan is no longer non-performing; and (v) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, the Company may treat the B-Note as a real estate-related asset or as a miscellaneous asset depending upon applicable Commission guidance, if any.

●	Joint Venture Interests. Consistent with Commission guidance, when measuring Section 3(c)(5)(C) compliance, asset values will be calculated on an unconsolidated basis, which means that when assets are held through another entity, the value of a subsidiary’s interest in the entity will be treated as follows:

(i)	if the Company owns less than a majority of the voting securities of the entity, then the value of its interest in the entity will be treated as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets;

(ii)	if the Company owns a majority of the voting securities of the entity, then the value of the interest in the entity will be allocated among qualifying real estate assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying real estate assets, real estate-related assets and miscellaneous assets; and

Stacie Gorman, Esq. October 8, 2021 Page 7

(iii)	if the Company is the general partner or managing member of an entity, then (a) the value of the Company’s interest in the entity will be treated as in item (ii) above if the Company is actively involved in the management and operation of the venture and the Company’s consent is required for all major decisions affecting the venture and (b) the value of the Company’s interest in the entity will be treated as in item (i) above if the Company is not actively involved in the management and operation of the venture or the Company’s consent is not required for all major decisions affecting the venture.[4]

The Company will monitor its investments at the time of acquisition and disposition of each investment and on an ongoing basis to determine compliance with the exemptions/exclusions from registration discussed above. The Company will classify its assets for purposes of the 1940 Act, including the Section 3(c)(5)(C) exclusion in accordance with no-action positions taken by the Staff in the past, subject to any further guidance issued by the Staff in the future. However, in light of the fact that the Company does not expect mezzanine loans, participations or joint venture interests to be a material part of its investment strategy, it believes that including additional disclosure regarding maintaining its exemption from registration under the 1940 Act would not be meaningful to investors.

Overview, page 1

3.	We note your response to comment 4 and reissue our comment. We note your disclosure on page 78 that, in addition to originating loans, you may acquire loans. Additionally, we note your disclosure on page 33 that your borrowers may incur debt obligations that are senior to your position. Please revise your disclosure in this section to discuss these aspects of your business. In this respect, please discuss in greater detail your policy and practices regarding the “co-investments” that you have made with affiliates and the criteria and other considerations made when entering into a co-investment arrangement.

Response: The Company has added disclosure to the Summary section consistent with the disclosures found on pages 33 and 78 of the Prospectus. In addition, the Company has added disclosure to the Summary section related to co-investments, including with affiliated parties.

4	See, e.g., United States Property Investments N.V., SEC Staff No-Action Letter (May 1, 1989); MSA Realty Corporation, SEC Staff No-Action Letter (Mar. 19, 1984).

Stacie Gorman, Esq. October 8, 2021 Page 8

4.	We note your disclosure on the top of page 2 indicates that you also seek personal or corporate guarantees for your loans. Please clarify what percentage of the loans held in your portfolio are also backed by personal or corporate guarantees in addition to the additional collateral noted.

Response: The Company has revised its disclosure on pages 2, 75 and 92 to disclose the percentage of loans in the current portfolio that are backed by personal or corporate guarantees.

Use of Proceeds, page 68

5.	We note your response to comment 9. Please provide an updated analysis once the company has identified the size of the offering, including the anticipated proceeds.

Response: The Company acknowledges the comment and undertakes to provide an updated analysis once the anticipated size of the offering has been determined.

6.	Please explain what you mean by the phrase “Sole Discretion Advance Loan.”

Response: The Company has included footnote (4) to the table in the “Use of Proceeds” section of the Prospectus, which describes “sole discretion advance loan” as “[referring] to additional loans that [the Company] may make to existing borrowers in [its] sole discretion and intend[s] to make as of the date of this offering.”

Loan Portfolio, page 81

7.	We note your response to comment 13. Please provide an updated analysis to us that considers offering proceeds once known. Your analysis should address your loans expected to be funded with offering proceeds in addition to each loan in your portfolio at June 30, 2021 and loans funded in the subsequent period and in the immediate future.

Response: The Company acknowledges the comment and undertakes to provide an updated analysis once the anticipated size of the offering has been determined.

Stacie Gorman, Esq. October 8, 2021 Page 9

Our Initial Portfolio

Collateral Overview, page 102

8.	We note your response to comment 16 and the revisions made, including the disclosure in footnote (4). We note that you have quantified the additional implied collateral in the table for each loan, but have aggregated the three assets types that comprise the total additional implied collateral on a portfolio basis in the footnote. Please explain to us what consideration was given to providing disaggregated information regarding the various types of additional collateral assets on a per loan basis. In addition, we note that it appears that the majority of the additional implied collateral is comprised of licenses. Please provide additional detail regarding the type(s) of licenses that are identified as collateral and how the valuation for those assets was calculated. Given the prominence of the additional implied collateral in your portfolio disclosure, please revise to discuss in more detail how you determined what additional collateral to require for your borrowers and what discretion you may have in selecting which collateral to foreclose upon to satisfy a loan default to the extent the real property collateral is insufficient. In this respect, please clarify, if true, that before foreclosing on additional collateral, you will first foreclose on the real property collateral. Please expand your risk factor disclosure on page 41 to describe in detail the risks associated with seeking to collateralize these various assets. In particular, please highlight with greater specificity the material regulatory and legal risks associated with the jurisdictions (e.g., Arizona, Arkansas, California, Florida, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio and Pennsylvania) in which your borrowers operate as it relates to collateralization.

Response: The Company has reviewed the Staff’s comment and has revised the “Collateral Overview Table” to remove the “Implied Additional Collateral for REIT” column and corresponding footnote disclosures. In addition, the Company has removed disclosure throughout the Prospectus that quantifies the non-real estate collateral coverage of its portfolio.

In response to the Staff’s comment regarding whether the Company would first foreclose on the underlying real property before foreclosing on other non-real estate collateral, the Company would likely first look to sell the loan to a third party rather than foreclose on either the underlying real estate or other collateral because of the limitations on the ability of the Company to foreclose under applicable state law. In addition, the Company could force a sale of collateral underlying the borrower without taking title to such collateral. To the extent the Company originates mortgage loans to borrowers not engaged in the cannabis industry, it would have the ability to foreclose on the real estate underlying the loan as well as any other collateral.

9.	We note that the narrative disclosure in footnote (4) on page 102 indicates that additional collateral may also include “ownership interests in licensed cannabis companies,” but you have not identified any such collateral in the tabular disclosure that follows. Please revise or advise. Additionally, please identify the form of “ownership interest” you may take and reconcile such disclosure with your statement elsewhere that you do not have, and do not intend to take, an equity position in any of your borrowers.

Response: The Company advises the Staff that amounts related to “ownership interests in licensed cannabis companies” were included under “Licenses”. Consistent with its response to Comment No. 8 above, the Company has removed footnote (3) to the Collateral Overview Table in its entirety. The Company confirms that it has not taken and has no intention of taking any equity positions in cannabis-related borrowers.

Stacie Gorman, Esq. October 8, 2021 Page 10

Illustrative Description of Borrowers, page 103

10.	We note your response to comment 17. Please revise your initial portfolio disclosure regarding your borrowers to describe in more detail their operating history.

Response: The Company has added disclosure to each borrower to indicate the length of time that they have operated their businesses pursuant to licenses issued by the applicable states.

Report of Independent Registered Public Accounting Firm, page F-2

11.	We note your response to comment 19. Please include a revised audit report in your next amendment.

Response: The Company acknowledges the Staff’s comment. The Company’s auditors have indicated that they will provide a revised audit report as part of the initial public filing of the Registration Statement.

Exhibits

12.	We note you identified director nominees in your Management section on page 108. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C.

Response: The Company has included director nominee consents as requested.

*      *      *      *      *

Stacie Gorman, Esq. October 8, 2021 Page 11

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton, Esq.
Owen J. Pinkerton, Esq.

cc:	Andreas Bodmeier, Chicago Atlantic Real Estate Finance, Inc.
Lindsay Menze, Chicago Atlantic Real Estate Finance, Inc.
Daniel R. McKeithen, Esq., Eversheds Sutherland (US) LLP
Christopher J. Bellini, Esq., Cozen O’Connor P.C.
Seth Popick, Esq., Cozen O’Connor P.C.